ING

                                        Tel:  (610) 425-3400
                                        Fax:  (610) 425-3520


                               February 15, 2002


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     Re:  Request for Withdrawal of Registration Statement on
          Form N-4 for Separate Account B of Golden American Life
          Insurance Company under the Securities Act of 1933, as amended EDGAR CIK: 836687 (File No. 333-82618; 811-5626)
          --------------------------------------------------------------

Ladies and Gentlemen:

     The undersigned on behalf of Golden American Life Insurance Company (the "Company") respectfully requests the withdrawal of its initial Registration Statement on Form N-4 (the "Filing"), File No. 333-82618; 811-5626, registering certain market value adjustment features of the fixed portion of certain combination deferred variable and fixed annuity contracts (the "Contracts") to be issued by the Company.

     This request for withdrawal is being made because the N-4 Filing was transmitted to the SEC in error. A 485B Post-Effective Amendment was the intended filing type and this filing has been completed. No securities have been, or will be, sold under the Filing.

     The SEC Staff's assistance with the withdrawal of this erroneous submission is greatly appreciated.

     If you have any questions, comments or need more information, please call the undersigned at (610) 425-3516.

                              Sincerely,


                              /s/Marilyn Talman
                              -----------------
                              Marilyn Talman
                              Vice President, Associate
                              General Counsel and Assistant Secretary


1475 Dunwoody Drive             GOLDENSELECT SERIES
West Chester, PA  19380-1478    Issued by Golden American Life
                                  Insurance Company